June 26, 2007	Thacher Proffitt & Wood LLP Two World Financial Center New York, NY 10281 212.912.7400 Fax: 212.912.7751 www.tpw.com Direct Dial: (212) 912-7815

Christian Windsor
Special Counsel
Financial Services Group
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	State Bancorp, Inc. Registration Statement on Form S-3 Filed March 30, 2007 File No. 333-141722

Dear Mr. Windsor:

We have received and reviewed your comment letter dated April 16, 2007 concerning your review of the Registration Statement on Form S-3 of our client, State Bancorp, Inc. (the “Company”).  This cover letter and the enclosed amended Registration Statement on Form S-3/A is intended to respond to the comments set forth in your letter.

We have enclosed both clean and marked copies of the Form S-3/A to show changes from the Form S-3 filed previously.

Form S-3

Comment:

1.	Please identify the selling security holders, as required by Item 507 of Regulation S-K.

Response:

The enclosed Form S-3/A identifies the selling security holders in accordance with the requirements of Item 507 of Regulation S-K.

Please contact Michael J. Aguilar at (212) 912-8374 or the undersigned at (212) 912-7815 with any other questions.

Sincerely yours,
Robert C. Azarow

cc:         Thomas M. O’Brien
  Brian K. Finneran